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                                                                  Exhibit (8)(q)
DRAFT MR 011100
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February 1, 2000


Don Ward
Senior Vice President
American General Life Insurance Company
2727-A Allen Parkway
Houston, Texas 77019

Re:  AMT Services Agreement

Dear Mr. Ward:

This letter sets forth the terms and conditions of the services agreement between Neuberger Berman Management Inc. ("NBMI") and American General Life Insurance Company (the "Company"), effective as of the 1st day of February, 2000.

The Company, NBMI, Neuberger Berman Advisers Management Trust (the "Trust") and Advisers Managers Trust have entered into a Sales Agreement, dated the 7th day of July, 1994, as may be amended from time to time (the "Participation Agreement"), pursuant to which the Company, on behalf of certain of its separate accounts (the "Separate Accounts"), purchases shares ("Shares") of certain Portfolios of the Trust ("Portfolios") to serve as an investment vehicle under certain variable annuity and/or variable life insurance contracts ("Variable Contracts") offered by the Company, which Portfolios may be one of several investment options available under the Variable Contracts.

NBMI recognizes that in the course of soliciting applications for its Variable Contracts and in servicing owners of the Variable Contracts, the Company and its agents that are registered representatives of broker-dealers provide information about the Trust and its Portfolios (and Series of Advisers Managers Trust) from time to time, answer questions concerning the Trust and its Portfolios (and Series), including questions respecting Variable Contract owners' interests in one or more Portfolios, and provide services respecting investments in the Portfolios.

NBMI desires that the efforts of the Company and its agents in providing written and oral information and services regarding the Trust to current and prospective Variable Contract owners shall continue.

Accordingly, the following represents the collective intention and understanding of the services agreement between NBMI and the Company.

The Company and/or its affiliates agree to provide services ("Services") to current and prospective owners
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Don Ward
02/02/2000
Page 2

of Variable Contracts including, but not limited to: teleservicing support in connection with the Portfolios; delivery and responding to inquires respecting Trust prospectuses, reports, notices, proxies and proxy statements and other information respecting the Portfolios (but not including services paid for by the Trust such as printing and mailing); facilitation of the tabulation of Variable Contract owners' votes in the event of a meeting of Trust shareholders; maintenance of Variable Contract records reflecting Shares purchased and redeemed and Share balances, and the conveyance of that information to the Trust, its transfer agent, or NBMI as may be reasonably requested; provision of support services including providing information about the Trust and its Portfolios (and Series of Advisers Managers Trust) and answering questions concerning the Trust and its Portfolios (and Series), including questions respecting Variable Contract owners' interests in one or more Portfolios; provision and administration of Variable Contract features for the benefit of Variable Contract owners participating in the Trust including fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and pre-authorized deposits and withdrawals; and provision of other services as may be agreed upon from time to time.

In consideration of the Services, NBMI agrees to pay to the Company a service fee at an annual rate equal to 15 basis points (0.15%) of the average daily value of the shares of the Portfolios ("Shares") held in American General Life Insurance Company Separate Account VL-R. For purposes of computing the payment to the Company under this paragraph, the average daily value of Shares held in Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts' aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. NBMI shall calculate the payment to the Company under this paragraph by at the end of each calendar month and pay all fees to the Company within thirty (30) business days after the last day of each month. NBMI shall send all payments to the attention of : Coyia Richter or Joyce Tang at the
                                                                   -------
address for the Company listed above.
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In lieu of  requesting that the Company indicate its Tax Identification Number
("TIN") on Form W-9, NBMI hereby requests that the Company furnish NBMI its TIN and acknowledge that the number shown below in this Section 2.3 is its correct TIN.

The Company acknowledges that the following number is its correct TIN:
25-0598210

                  Employer Identification Number: 25-0598210

This services agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one year periods. The services agreement may be terminated by either

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Don Ward
02/02/2000
Page3

the Company or NBMI upon 60 days' written notice to the other, and shall terminate automatically upon redemption of all Shares held in Separate Accounts, upon termination of the Participation Agreement, or upon assignment of the Participation Agreement by either the Company or NBMI, or if required by law. Nothing in this services agreement shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, NBMI, the Trust or Advisers Managers Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.

If this services agreement is consistent with your understanding of the matters we discussed concerning the Company's provision of the Services, please sign below, whereupon this letter shall constitute a binding agreement between us.

                         Very truly yours,

                         NEUBERGER BERMAN MANAGEMENT INC.

                         By:__________________________
                         Name:   Peter Sundman
                         Title:  Senior Vice President

                         Acknowledged and Agreed to:

                         AMERICAN GENERAL LIFE INSURANCE COMPANY

                         By:____________________________
                         Name:   Don Ward
                         Title:  Senior Vice President

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